UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number  1-8649

A.           Full title of the plan and address of the plan, if different from that of the issuer named below:

The Toro Company Profit-Sharing Plan for Plymouth Union Employees

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

Attn: Director, Human Resources

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Toro Company Profit-Sharing Plan
for Plymouth Union Employees:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota

June 23, 2011

THE TORO COMPANY PROFIT-SHARING PLAN

FOR PLYMOUTH UNION EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments at fair value:
Interest in the Toro Company Master Trust Fund	$3,240,258	2,728,068

Total investments	3,240,258	2,728,068

Employee contribution receivable	2,530	2,563
Employer contribution receivable	907	841
Total receivables	3,437	3,404

Total assets before adjustment at fair value	3,243,695	2,731,472
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,701)	(650)
Net assets available for benefits	$3,237,994	2,730,822

See accompanying notes to financial statements.

THE TORO COMPANY PROFIT-SHARING PLAN

FOR PLYMOUTH UNION EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets:
Investment income:
Plan interest in net investment income of the Toro Company Master Trust Fund	$711,572	503,430
Net investment income	711,572	503,430

Employer contributions	49,320	44,179
Employee contributions	145,426	210,819
Total contributions	194,746	254,998

Total additions to net assets	906,318	758,428

Deductions from net assets:
Benefit payments	(398,789)	(74,514)
Total deductions from net assets	(398,789)	(74,514)

Assets transferred from the Plan	(357)	(67,342)

Net increase in net assets available for benefits	507,172	616,572

Net assets available for benefits:
Beginning of year	2,730,822	2,114,250
End of year	$3,237,994	2,730,822

See accompanying notes to financial statements.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

(1)                           Summary Description of Plan

The following description of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document restated as of May 8, 2009 for more complete information.

Employees are eligible to contribute to the Plan after they have completed 180 consecutive days of employment or one year of eligibility service and must be a member of a collective bargaining unit.  Participants are fully vested in the entire balance of their individual accounts attributable to those contributions.  The Toro Company (the Company) also makes matching contributions.  Participants are eligible for matching contributions the first of the month following completion of one year of qualifying service with the Company.  Company contributions, together with the income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.  All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Participants and the Company may make contributions to the Plan. The investments of employee and employer contributions are selected by the participants.

Benefit payments and transfers of participants’ interests are made by the trustee, Fidelity Investments (the Trustee).

Participants may receive distributions from their vested accounts under the Plan upon termination of employment, retirement, or death in the form of a lump-sum payment or in installments.  Participants are allowed to withdraw amounts that they previously rolled into the Plan.  Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need.  To the extent an account is invested in common stock of the Company, par value $1.00 per share (Common Stock), a withdrawal or distribution can be in the form of Common Stock or cash.

Employee contributions to the Plan consist of salary reduction elections under a 401(k) feature, voluntary after tax contributions, and rollover funds from other qualified plans.  The Company, at its discretion, may make a matching contribution.

Transfers to/from other funds, represent participant elected rollovers to/from other plans of other employers or other transfers to/from plans.

Forfeited amounts from nonvested accounts totaled $29 and $90 during the Plan years ended December 31, 2010 and 2009, respectively.

The Company (administrator of the Plan) designs, manufactures, and markets professional turf maintenance equipment and services, turf and agricultural micro-irrigation systems, landscaping equipment, and residential yard and snow removal products. The Company absorbs all administrative costs of the Plan, with the exception of investment management fees, which are netted against investment income.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

(2)         Summary of Significant Accounting Policies

(a)    Basis of Financial Statement Presentation

The accompanying financial statements of the Plan are presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP).  The accounting records of the Plan are maintained on the accrual basis.

(b)     Investments

The Plan’s investments are in a Master Trust held by the Trustee. The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.  Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Company maintains one Master Trust for three profit sharing and retirement plans that are sponsored by the Company. The three plans are the Plan, The Toro Company Investment, Savings, and Employee Stock Ownership Plan, and the Hahn Equipment Company Savings Plan for Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans. The Master Trust invests in fully benefit-responsive investment contracts stated at fair value which are then adjusted to contract value.  Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan’s proportionate share of net investment income (loss) from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 1% as of December 31, 2010 and 2009.

(c)    Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company, as administrator of the Plan, to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)     Concentrations of Risk

The Plan has investments in a variety of investment funds.  Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The assets held by the Master Trust include Common Stock.  At December 31, 2010 and 2009, approximately 34% and 30%, respectively, of the investments of the Master Trust were invested in Common Stock.  The underlying value of the Common Stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

(e)     Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in investment contracts and security-backed contracts through the Wells Fargo Stable Value Fund E.  An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time.  A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party.  The yield earned by the Wells Fargo Stable Value Fund E at December 31, 2010 and 2009 was 2.38% and 3.40%, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

(3)       Party-in-interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to participants include mutual funds managed by the Trustee. In the opinion of the Plan’s legal counsel, transactions between the Plan and the Trustee are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

(4)       Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

(5)         Master Trust Fund

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan.  The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries, or the Company.  In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust.  Investment income related to the Master Trust is allocated to the individual plans based upon beginning of the month balances invested in the Plan.

Fair values of Master Trust investments at December 31, 2010 and 2009 were as follows:

	2010	2009
Common Collective Trusts	$116,012,014	104,183,622
Registered Investment Securities	216,205,251	193,218,407
Common Stock	211,007,726	158,746,139
Pooled Funds	85,415,812	67,136,494
Total Master Trust Investments	$628,640,803	523,284,662

Plan Interest in Master Trust	$3,240,258	2,728,068

Net investment income for the Master Trust for the years-ended December 31, 2010 and 2009 was as follows:

	2010	2009
Net realized and unrealized appreciation in fair value of investments
Common Collective Trusts	$5,454,739	9,015,165
Registered Investment Securities	25,287,058	42,330,621
Common Stock	72,947,240	35,544,807
Pooled Funds	8,644,492	12,281,063
Net realized and unrealized appreciation	$112,333,529	99,171,656

Dividends	4,457,733	4,215,433
Net investment income	$116,791,262	103,387,089

The Master Trust categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Master Trust’s investments in Common Stock and registered investment securities are classified as Level 1 assets in the fair value hierarchy, while the Master Trust’s investments in common collective trusts and pooled funds are classified as Level 2 assets in the fair value hierarchy.

Assets measured at fair value, as of December 31, 2010 and December 31, 2009 are summarized below:

December 31, 2010	Level 1	Level 2	Level 3	Total
Common Stock	$211,007,726	—	—	211,007,726
Registered Investment Securities	216,205,251	—	—	216,205,251
Common Collective Trusts	—	116,012,014	—	116,012,014
Pooled Funds	—	85,415,812	—	85,415,812
Total	$427,212,977	201,427,826	—	628,640,803

December 31, 2009	Level 1	Level 2	Level 3	Total
Common Stock	$158,746,139	—	—	158,746,139
Registered Investment Securities	193,218,407	—	—	193,218,407
Common Collective Trusts	—	104,183,622	—	104,183,622
Pooled Funds	—	67,136,494	—	67,136,494
Total	$351,964,546	171,320,116	—	523,284,662

The following presents investments in the Master Trust as of December 31, 2010 and 2009 that represent 5% or more of the Master Trust’s net assets in either year:

Description	2010	2009
Wells Fargo Stable Value Fund E	$101,268,883	91,706,130
Fidelity Diversified International Fund	33,825,531	36,584,929
Growth Fund of America	57,928,854	54,973,274
Eaton Vance Large Cap Value I	40,767,149	38,510,863
The Toro Company Common Stock	211,007,726	158,746,139

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements

December 31, 2010 and 2009

(6)        Federal Income Taxes

The Plan obtained its latest determination letter on February 19, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the date of this letter. However, the Company, as administrator of the Plan, believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)         Subsequent Events

The Company evaluated all subsequent events and concluded that no additional subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

(8)         Reconciliation of Differences between these Financial Statements and the Financial Information Required on Form 5500:

December 31,
2010
Net assets available for benefits as presented in these financial statements	$3,237,994
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	5,701

Net assets available for benefits as presented on Form 5500	$3,243,695

Year Ended
December 31,
2010
Net increase in net assets available for benefits as presented in these financial statements	$507,172
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	5,701
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(650)
Net increase in net assets available for benefits as presented on Form 5500	$512,223

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Profit-Sharing Plan for
Plymouth Union Employees

Date: June 23, 2011	By	/s/ Stephen P. Wolfe
Stephen P. Wolfe
Vice President Finance
and Chief Financial Officer
of The Toro Company

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm